Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30
	2018	2017

Earnings Available for Fixed Charges
Income (loss) before income taxes and noncontrolling interests that have not incurred fixed charges	$7,263	(3,983)
Distributions less than equity in earnings of affiliates	(11)	(193)
Fixed charges, excluding capitalized interest*	702	1,101

	$7,954	(3,075)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$547	872
Capitalized interest	132	86
Interest portion of rental expense	48	97

	$727	1,055

Ratio of Earnings to Fixed Charges**	10.9	—

  *Includes amortization of capitalized interest totaling approximately $107 million in 2018 and $132 million in 2017.

**Earnings for the nine-month period ended September 30, 2017 were inadequate to cover fixed charges by $4,130 million.